The Company participates in an investors conference Date of events: 2014/03/17 Contents:

1.	Date of the investor conference: 2014/03/18

2.	Time of the investor conference: 9:30AM

3.	Location of the investor conference: Taipei

4.	Brief information disclosed in the investor conference: The conference will be held by

BoAml.

5. The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6. Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: None